UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TCW DIRECT LENDING LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Limited Liability Company Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Meredith S. Jackson

Executive Vice President and General Counsel

The TCW Group, Inc.

865 S. Figueroa Street

Los Angeles, CA 90017

(213) 244-0000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Adrian Rae Leipsic, Esq.

Adam E. Fleisher, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,183,756,868.00	$147,377.73

*	Calculated solely for purposes of calculating the filing fee. This amount is based upon the aggregate maximum net asset value of Units being exchanged.
**	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by TCW Direct Lending LLC (“Direct Lending”), a Delaware limited liability company that is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). This Schedule TO relates to the offer to exchange outstanding common limited liability company units of Direct Lending (“Units”) that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer (the “Exchange Offer”) for an equivalent number of shares of common stock (“Common Stock”) of TCW Middle Market Lending Opportunities BDC, Inc. (the “Extension Fund”), a Delaware corporation and wholly owned subsidiary of Direct Lending that will operate as a closed-end, non-diversified management investment company and will elect to be regulated as a BDC under the 1940 Act, upon the terms and subject to the conditions set forth in the offer to exchange dated May 21, 2018 (the “Offer to Exchange”), the related subscription agreement (the “Subscription Agreement”) and in the related letter of transmittal and instructions thereto (“Letter of Transmittal”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information set forth in the Offer to Exchange, the Subscription Agreement and the Letter of Transmittal is hereby incorporated by reference in answer to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

The information set forth under the headings “Questions and Answers about the Exchange Offer” and “Summary” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is TCW Direct Lending LLC. Its principal executive office is located at 200 Clarendon Street, 51st Floor, Boston, MA 02116 and its telephone number at such office is (617) 936-2275.

(b) Securities. The subject securities in the Exchange Offer are limited liability company units of Direct Lending. Reference is made to the information set forth under the heading “Description of Units of Direct Lending” in the Offer to Exchange, which is incorporated herein by reference.

(c) Trading Market and Price. There is no established trading market for the Units.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. TCW Direct Lending LLC is the filing person and its address and telephone number are set forth under Item 2(a) above. Reference is made to the information set forth under the headings “Summary—The Companies,” “Management of Direct Lending,” “Management and Other Agreements of Direct Lending,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions” in the Offer to Exchange, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The material terms of the transaction are described in the information under the headings “Questions and Answers about the Exchange Offer,” “Summary,” “Comparative Fees and Expenses,” “The Split-Off Transaction,” “The Exchange Offer,” “Description of Capital Stock of the Extension Fund,” “Comparison of Unitholders’ and Stockholders’ Rights,” “Comparison of Principal Terms of Direct Lending and the Extension Fund,” “Description of New Subscription Agreement,” “Business of the Extension Fund,” “Management of the Extension Fund,” “Management and Other Agreements of the Extension Fund” and “Material U.S. Federal Income Tax Considerations” in the Offer to Exchange, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all unitholders who validly tender and do not validly withdraw their Units prior to the expiration date in a jurisdiction where the Exchange Offer is permitted. Therefore, the directors and executive officers of Direct Lending that are unitholders may participate in the Exchange Offer on the same terms and conditions as the other unitholders. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer—Who may participate in the exchange offer?” and “Certain Relationships and Related Party Transactions—Participation of Related Parties in the Exchange” in the Offer to Exchange, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth under the heading “Management and Other Agreements of Direct Lending,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions” in the Offer to Exchange is incorporated herein by reference. Except as set forth therein, Direct Lending does not know of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Exchange Offer (whether or not legally enforceable), between Direct Lending, any of its executive officers or directors, any person controlling Direct Lending or any officer or director of any corporation ultimately in control of Direct Lending and any other person with respect to Direct Lending’s securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Information regarding the purpose of the transaction is described in the information under the headings “Summary—Reasons for the Exchange Offer” and “The Split-Off Transaction” in the Offer to Exchange, which is incorporated herein by reference.

(b) Use of Securities Acquired. Units validly tendered and not validly withdrawn prior to the expiration date of the Exchange Offer that are accepted for exchange by the Company will be canceled upon settlement of the Exchange Offer. Further information regarding the treatment of Units acquired pursuant to the Exchange Offer is incorporated herein by reference from the Offer to Exchange under the heading “The Split-Off Transaction—Accounting Treatment.”

(c) Plans. The information set forth under the headings “The Split-Off Transaction,” “Dividend and Distribution Information,” “Description of Certain Indebtedness of Direct Lending and the Extension Fund,” “Capitalization,” “Business of Direct Lending” and “Description of Units of Direct Lending” in the Offer to Exchange is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth under the headings “The Exchange Offer,” “Description of Certain Indebtedness of Direct Lending and the Extension Fund” and “Description of Capital Stock of the Extension Fund” in the Offer to Exchange is incorporated herein by reference.

(b) Conditions. The information set forth under the heading “The Exchange Offer—Conditions to Completion of the Exchange Offer” in the Offer to Exchange is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event that the funds set forth in Item 7(a) are insufficient or unavailable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth under the headings “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions—Participation of Related Parties in the Exchange” in the Offer to Exchange is incorporated herein by reference.

(b) Securities Transactions. The information set forth under the heading “Certain Relationships and Related Party Transactions” in the Offer to Exchange is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth under the headings “The Split-Off Transaction—No Recommendation,” “Management of Direct Lending,” and “The Exchange Offer—Fees and Expenses” in the Offer to Exchange is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth under the headings “Selected Financial Data and Other Information of Direct Lending,” “Selected Quarterly Financial Data of Direct Lending” and “Incorporation by Reference” in the Offer to Exchange is incorporated herein by reference. The information set forth under the heading “Part II—Item 8. Financial Statements And Supplemental Data” (including the “Notes to Consolidated Financial Statements” included therein) in Direct Lending’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2018, is incorporated herein by reference. The information set forth under the heading “Part I—Item 1. Financial Statements” (including the “Notes to Consolidated Financial Statements (unaudited)” included therein) in Direct Lending’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 8, 2018, is incorporated herein by reference. The Extension Fund is a business combination related shell company and has been newly created to effect the Exchange Offer and has not conducted any activities since its formation.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth under the headings “Management of Direct Lending,” “Management and Other Agreements of Direct Lending” and “Certain Relationships and Related Party Transactions” in the Offer to Exchange is incorporated herein by reference.

(2)	The information set forth under the headings “The Split-Off Transaction—Regulatory Considerations,” “The Split-Off Transaction—Exemptive Relief” and “Regulation” in the Offer to Exchange is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c) Other Material Information. The information set forth in the Offer to Exchange and the Letter of Transmittal, which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and the terms set forth in the New Subscription Agreement, which is filed herewith as Exhibit (a)(1)(E), are incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated May 21, 2018

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter to Unitholders, dated May 21, 2018

(a)(1)(D)	Email to Unitholders, dated May 21, 2018

(a)(1)(E)	Notice of Withdrawal

(a)(1)(F)	Form of New Subscription Agreement and Investor Questionnaire

(a)(1)(G)	Form of Amended and Restated Certificate of Incorporation of TCW Middle Market Lending Opportunities BDC, Inc.

(a)(1)(H)	Form of Amended and Restated Bylaws of TCW Middle Market Lending Opportunities BDC, Inc.

(b)	Not applicable

(d)(1)	Investment Advisory and Management Agreement, dated September 15, 2014, between TCW Direct Lending LLC and TCW Asset Management Company LLC (incorporated by reference to Exhibit 10.1 of TCW Direct Lending LLC’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on September 25, 2014)

(d)(2)	Administration Agreement, dated September 15, 2014, between TCW Direct Lending LLC and TCW Asset Management Company LLC (incorporated by reference to Exhibit 10.2 of TCW Direct Lending LLC’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 7, 2014)

(d)(3)	Form of Investment Advisory and Management Agreement between TCW Middle Market Lending Opportunities BDC, Inc. and TCW Asset Management Company LLC

(d)(4)	Form of Administration Agreement between TCW Middle Market Lending Opportunities BDC, Inc. and TCW Asset Management Company LLC

(g)	Investor Presentation, dated as of May 21, 2018

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

TCW DIRECT LENDING LLC

By:	/s/ James Krause

Name:	James Krause
Title:	Chief Financial Officer